Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on January 9, 2008.

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Lawrence B. Costello, Sr. Vice President, Human Resources

One Centennial Avenue, Piscataway, NJ 08855 Tel 732 980 6040

January 9, 2008

Dear colleague:

As a leader of Trane, you play a significant role in our success. One way we recognize your contribution is through special leadership compensation. Together with Ingersoll Rand, we’ve worked to ensure that you continue to receive appropriate value from this compensation as we move forward with the acquisition. Today, I’m writing to explain any impact that the planned sale of Trane to Ingersoll Rand will have to your Annual Incentive Plan (AIP), stock options, restricted stock units (RSUs) and Long-Term Incentive Plan (LTIP).

AIP

2007 – There is no change to the 2007 Annual Incentive Plan award. As usual, AIP awards will be based on business and individual results and payable in February 2008 under the terms and conditions of the current plan.

2008 – The 2008 AIP awards will be determined under the current plan on a prorated basis through the closing date, the day on which Trane and Ingersoll Rand become one company. The award will be paid at target and distributed shortly after the closing date.

STOCK OPTIONS

What you can do right now

As usual, any vested options you have today may be exercised now or before the closing date as long as you are not restricted from doing so under applicable laws or company policy. You may also continue to hold your vested options.

Before the closing date, you will be given the opportunity to decide what you want to do with your vested and unvested nonqualified options after the closing date. The following section explains your choices.

What will occur as of the closing date

All of your unvested Trane stock options will vest and become immediately exercisable. Your choices include:

o	Cashing out some or all of your nonqualified stock options at approximately their fair market value on the closing date. As soon as possible after the closing date, you will receive the cash proceeds.

o	Converting some or all of your Trane stock options to Ingersoll Rand stock options with the same terms and conditions as your existing Trane options. The conversion will be done in a way that retains the approximate value of your Trane options as of the closing date. Such shares are subject to the same terms and conditions as the existing Trane options, will be immediately exercisable and will be issued as soon as possible. In general, incentive stock options (ISOs) and, for option holders in France, tax-qualified French options will be automatically converted to Ingersoll Rand stock to protect their tax-favored status, with no cash-out choice.

o	A combination of cash-out and conversion of your nonqualified stock options, as described above.

Making your choice: How you proceed is up to you. You will receive an option-election form during the same timeframe as Trane distributes its proxy to shareowners to ask for approval of the acquisition. You will be required to complete and return the election form shortly before the closing date. We will provide you with more detail on the option-election process, along with examples of how the option conversion and cash-out will work in the near future.

If you have WABCO stock options

Your WABCO stock options are not affected by Ingersoll Rand’s acquisition of Trane.

However, if your employment with Trane is involuntarily terminated without cause after the closing, your unvested WABCO options will vest and become immediately exercisable. In that case, you will have the same time period to exercise your WABCO options as you currently have for your corresponding Trane option grant (i.e., 90 days unless you are retirement-eligible).

RSUs

All of your unvested Trane restricted stock units (RSUs), and any accrued, but unpaid, dividend equivalents will vest immediately upon the closing date. You will receive $36.50 in cash and .23 shares of Ingersoll Rand (NYSE: IR) stock for every Trane RSU you hold. Any accrued dividend equivalents will be paid to you in cash.

LTIP

2005-2007 award: As usual, the 2005-2007 award will be based on business results. Your award will be payable in February 2008 under the terms and conditions of the current plan.

Future LTIP cycles: The other in-progress LTIP cycles will each be prorated and paid out at target. The awards will be calculated on each cycle’s LTIP target and prorated for the number of months in the cycle prior to the closing date.

Awards will be paid at target and distributed shortly after the closing date.

FUTURE OF COMPENSATION PROGRAMS

Ingersoll Rand will evaluate the compensation provided to Trane employees and make a determination of the compensation to be offered after the closing date. However, for 12 months following the closing date, Ingersoll Rand will provide to active employees a base salary, benefits and long- and short-term incentive compensation opportunity that, in the aggregate, are no less favorable than those provided immediately prior to the closing date.

We want to thank you for your contributions and your continued leadership during this time of transition for the company. We’re working hard with Ingersoll Rand to get answers to compensation and other questions and will keep you updated as decisions are made. If you have any questions, please contact Noreen Farrell, vice president of Global Compensation, at 732-980-6060.

Sincerely,

Larry Costello

Senior Vice President

Human Resources

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NOTE: The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THE Ingersoll Rand ENTITY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.